

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Via E-mail
Mr. Leif M. Murphy
Executive Vice President and Chief Financial Officer
LifePoint Hospitals, Inc.
330 Seven Springs Way
Brentwood, TN 37027

Re: LifePoint Hospitals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 000-51251

Dear Mr. Murphy:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information in the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Joel Parker

                                Joel Parker
                                Accounting Branch Chief